January 16, 2013

Catherine T. Brown

Securities and Exchange Commission

RE: Ample-Tee, Inc.

Amendment No. 2 Registration Statement on Form S-11

Filed January 4, 2013

File No. 333-179079

In response to your letter dated January 11, 2013 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Ample-Tee, Inc. (the “Company”).  Amendment No. 4 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s January 11, 2013 letter in italicized text immediately before our response.

Prospectus Cover Page

1.

We reviewed your revised disclosure in response to comment 2 in our letter dated November 8, 2012. Please revise the second sentence of the fourth paragraph to state, “After cessation of emerging growth company status, if an issuer was an emerging growth company for less than two years after its initial public offering date, it must hold a say-on-pay vote no later than the end of the three-year period beginning on the date of its initial public offering.” See Section 14A(e)(2)(B)(i) of the Securities Exchange Act. Please also revise your disclosure on page 3 beginning in the fifth paragraph to delete the text of Securities Exchange Act Section 14(a) and (b). In this regard, we note that you have already described the exemptions available to you under Securities Exchange Act Section 14A(a) and (b).

Response:

In accordance with your request we have revised the second sentence of the fourth paragraph. In addition, we have deleted the text of the Securities Exchange Act 14(a) and (b) in the fifth paragraph beginning on page 3.

Financial Statements, page 23

2.

Please revise to provide the audit report dated November 29, 2012 referenced in the consent filed as Exhibit 23.2

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

Response:

In accordance with your request we have provided the audit report immediately before the financial statements.

3.

Please continue to consider the requirement to provide updated financial statements as set forth in Rule 8-08 of Regulation S-X.

Response:

Updated financial statements were unavailable at the time of filing S-1 A4.

Security Ownership of Certain Beneficial Owners and Management, page 36

4.

In future amendments to your registration statement, please provide the information under this heading as of the latest practicable date. See Item 403 of Regulation S-K.

Response:

We have amended our disclosure through January 16, 2013.

We trust our responses meet with your approval.

Sincerely,

/s/ Lawrence Chenard

     Lawrence Chenard

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214